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                                                [MILLER CANFIELD LOGO]                                           MICHIGAN: Ann Arbor
Founded in 1852                                                                                               Detroit - Grand Rapids
by Sidney Davy Miller                                                                                             Howell - Kalamazoo
                                                                                                             Lansing - Monroe - Troy

                                                                                                                        New York, NY
                                                                                                                       Pensacola, FL
                                                                                                                      Washington, DC

                                                                                                                 CANADA: Windsor, ON
KENT E. SHAFER                                150 West Jefferson, Suite 2500                                          POLAND: Gdynia
TEL: (313) 496-7570                              Detroit, Michigan 48226                                           Katowice - Warsaw
FAX: (313) 496-8451                                TEL: (313) 963-6420
E-MAIL: SHAFER@MILLERCANFIELD.COM                  FAX: (313) 496-7500
                                                  www.millercanfield.com

                                                    August 24, 2004
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   Mr. Chris B. Edwards
   Attorney-Advisor
   U.S. Securities and Exchange Commission
   Office of Mergers and Acquisitions
   450 Fifth Street, N.W.
   Washington, D.C. 20549

        Re:  Credit Acceptance Corporation Schedule TO-I (File No. 5-45225)

   Dear Mr. Edwards:

         Our client, Credit Acceptance Corporation (the "Company"), is today filing Amendment No. 1 to the Schedule TO identified above. We are providing this letter as requested in the Staff's comment letter dated August 19, 2004 to set forth the Company's responses to the Staff's comments.

         In response to the Staff's first comment, the Company is providing you with a letter containing the requested acknowledgements.

         Each of the other comments is set forth below in italics, numbered as in the Staff's letter, followed immediately by the Company's response.

   GENERAL

   2. In light of the wide price range within which you will accept tenders, please provide us with your analysis regarding whether you have adequately identified the offer price of the securities.

         RESPONSE: We understand that the price range may be marginally greater, on a raw dollar basis, than traditionally seen, but that there are no established standards for the width of the range. However, the Company believes that it has adequately identified the offer price for the securities to the extent required by the applicable rule. Item 1004(a)(1)(ii) of Regulation M-A requires disclosure of "the type and amount of consideration offered to security holders." The Company believes the range established is narrow enough to be a meaningful indicator of the consideration to be paid to tendering shareholders pursuant to the offer. In addition, the Company has disclosed in detail


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                  MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.

Mr. Chris B. Edwards                    -2-                      August 24, 2004
Attorney-Advisor

         throughout the Offer to Purchase exactly how the price to be paid will be determined using bid information submitted by tendering shareholders. As the modified Dutch tender offer methodology permits tendering shareholders to choose the minimum price at which they are willing to tender, each tendering shareholder is assured that his or her shares will not be purchased by the Company for less than the price chosen by such shareholder, regardless of the width of the price range presented. Consequently, each tendering shareholder knows exactly the minimum consideration he or she will receive in the tender. The Company believes the fact that the amount received may be greater would be irrelevant to a shareholder's determination of whether or not to tender.

         Moreover, we note that the price at which a shareholder may tender shares is limited to increments of $0.50, resulting in only 13 price points. The Company believes this allows shareholders to readily identify the actual price at which their shares will ultimately be purchased as any such purchase will not be lower than the price bid and will be at one of the listed price points. The number of possible price points is not materially different than is typical in several recent modified Dutch auction self-tender offers we reviewed and is substantially fewer than several.

         In light of the foregoing, the Company believes it has complied with the requirement that it disclose the amount of consideration offered to shareholders. As a result, it has not modified the range of prices in response to this comment.

   SECTION 3 -- PROCEDURES FOR TENDERING, PAGE 12

   3. We note that shareholders must submit multiple letters of transmittal if they determine to tender shares at different prices. Please revise to clarify whether holders must submit multiple requests to withdraw if they wish to withdraw shares tendered at different prices.

         RESPONSE: The Company has revised the disclosure in the second paragraph in "Section 4. Withdrawal Rights" on page 16 to clarify that separate withdrawal requests must be submitted for each price at which shares were tendered.

   DETERMINATION OF VALIDITY, PAGE 16

   4. Please refer to the third sentence of this section. Please revise to clarify that if you waive a condition to the offer that you will waive the condition for all shareholders. See Rule 13e-4(f)(8). Please make a similar revision to Instruction 12 of the Letter of Transmittal.

         RESPONSE: The Company has revised the disclosure in the section of the Offer to Purchase captioned "Section 3. Procedures for Tendering Shares" under the subsection "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to

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                  MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.

Mr. Chris B. Edwards                    -3-                      August 24, 2004
Attorney-Advisor



         Give Notice of Defects" and Instruction 12 of the Letter of Transmittal Captioned "Irregularities" as requested.

   CONDITIONS OF THE TENDER OFFER, PAGE 19

   5. We refer you to the opening paragraph, where you have included language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. You may not rely on this language to tacitly waive a condition to the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

         RESPONSE: The Company confirms its understanding that if it determines that any of the conditions (as set forth in the Schedule TO, as amended) has occurred such that the Company need not purchase the shares tendered pursuant to the offer, the Company may not rely on the "makes it inadvisable" language to tacitly waive the condition but, rather, must affirmatively waive the condition if it determines to proceed with the purchase of the tendered shares.

   INCORPORATION BY REFERENCE, PAGE 23

   6. We note that you are attempting to forward-incorporate information by reference. Please advise us of your basis for asserting such forward-incorporation by reference in your offer materials, as Schedule TO does not expressly permit it. In the alternative, remove your reference to such forward-incorporation by reference from your disclosure.

         RESPONSE: The Company has revised the disclosure in "Section 10. Certain Information Concerning CAC" under the subsection "Incorporation by Reference" on page 23 as requested.

   LETTER OF TRANSMITTAL

   7. We note that you will accept odd lot tenders only from holders who were odd lot holders at the date of announcement and continue to be odd lot holders through the expiration date. This condition is inconsistent with Rule 13e-4(f)(3) and would prohibit holders from becoming odd lot holders by selling shares in the market prior to expiration. Please revise.

         RESPONSE: The Company has revised the "Odd Lots" provisions on page 3 as requested.




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                  MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.

Mr. Chris B. Edwards                    -4-                      August 24, 2004
Attorney-Advisor



Recirculation under Rule 13e-4(e)(3)

         In view of the nature of the changes made to the Offer to Purchase, the Company does not believe that the dissemination to shareholders of a supplement to the Offer to Purchase is required under Rule 13e-4(e)(3). Such dissemination is only required under the Rule where a material change in the information published has occurred. It is the Company's view that none of the changes made to the Offer to Purchase, individually or in the aggregate, are material to the shareholders or would be reasonably likely to change a reasonable shareholder's decision whether or not to tender his or her shares. Most, if not all, of the changes can fairly be characterized as clarifying the existing disclosure or correcting minor discrepancies.

         Please contact either me at (313) 496-7570 or Jeffery LaBine at (313) 496-7664 at your earliest convenience with regard to any of the responses contained herein, or should you have further comments. As the expiration of the Offer is September 9, 2004 at 5:00 p.m., we naturally would appreciate your prompt attention to this matter so as to avoid the time and expense associated with extending the expiration date of the Offer.

                                    Sincerely,

                                    MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.

                                    By:     /s/ Kent E. Shafer
                                            Kent E. Shafer